Exhibit (a)(5)(xxxii)

Case 1:14-cv-01474    Document 2-2    Filed 08/27/14    Page 1 of 19

UNITED STATES DISTRICT COURT

FOR THE DISTRICT OF COLUMBIA

UNITED STATES OF AMERICA,

STATE OF ILLINOIS,

STATE OF IOWA,

and

STATE OF MISSOURI,

Plaintiffs,

v.

TYSON FOODS, INC.,

and

THE HILLSHIRE BRANDS COMPANY,

Defendants.

PROPOSED FINAL JUDGMENT

WHEREAS, Plaintiffs, United States of America and the States of Illinois, Iowa, and Missouri (collectively “Plaintiffs”), filed their Complaint on August 27, 2014, and Plaintiffs and Defendants Tyson Foods, Inc. (“Tyson”) and The Hillshire Brands Company (“Hillshire”) by their respective attorneys, have consented to the entry of this Final Judgment without trial or adjudication of any issue of fact or law, and without this Final Judgment constituting any evidence against or admission by any party regarding any issue of fact or law;

AND WHEREAS, Defendants agree to be bound by the provisions of this Final Judgment pending its approval by the Court;

Case 1:14-cv-01474    Document 2-2    Filed 08/27/14    Page 2 of 19

AND WHEREAS, the essence of this Final Judgment is the prompt and certain divestiture of certain rights or assets by Defendants to assure that competition is not substantially lessened;

AND WHEREAS, Plaintiffs require Defendants to make certain divestitures for the purpose of remedying the loss of competition alleged in the Complaint;

AND WHEREAS, Defendants have represented to Plaintiffs that the divestitures required below can and will be made and that Defendants will later raise no claim of hardship or difficulty as grounds for asking the Court to modify any of the divestiture provisions contained below;

NOW THEREFORE, before any testimony is taken, without trial or adjudication of any issue of fact or law, and upon consent of the parties, it is ORDERED, ADJUDGED AND DECREED:

I. Jurisdiction

This Court has jurisdiction over the subject matter of and each of the parties to this action. The Complaint states a claim upon which relief may be granted against Defendants under Section 7 of the Clayton Act, as amended (15 U.S.C. § 18).

II. Definitions

As used in this Final Judgment:

A. “Acquirer” means the entity to which Defendant Tyson divests the Divestiture Assets.

B. “Tyson” means Defendant Tyson Foods, Inc., a Delaware corporation with its headquarters in Springdale, Arkansas, its successors and assigns, and its subsidiaries, including Tyson Fresh Meats, Inc., divisions, groups, affiliates, partnerships and joint ventures, and their directors, officers, managers, agents, and employees.

Case 1:14-cv-01474    Document 2-2    Filed 08/27/14    Page 3 of 19

C. “Tyson Fresh Meats, Inc.” means Tyson Fresh Meats, Inc, a subsidiary of Tyson.

D. “Hillshire” means Defendant The Hillshire Brands Company, a Maryland corporation with its headquarters in Chicago, Illinois, its successors and assigns, and its subsidiaries, divisions, groups, affiliates, partnerships, and joint ventures, and their directors, officers, managers, agents, and employees.

E. “Divestiture assets” means the entire business of Heinold Hog Markets, including any and all of the tangible or intangible assets used primarily in connection with Heinold Hog Markets, including but not limited to, all leasehold and real property rights associated with the buying stations located at 700 East Henry, Atkinson, Illinois 61235; 3125 So St Rd 29, Burlington, Indiana 46915; 3069 380th St, Story City, Iowa 50248; 624 Cunningham Dr, Sioux City, Iowa 51106; 12760 M60 West, Jones, Michigan 49061; 401 Route W, Monroe City, Missouri 63456; 954 14th Ave, St. Paul, Nebraska 68873; and 2720 Hwy 60, Windom, Minnesota 56101; any inventory, office furniture, materials, supplies, livestock pens, scales and other tangible property and assets used primarily in connection with operating the BOS purchasing business; all licenses, permits, and authorizations issued by any governmental organization relating to operating the BOS purchasing business, subject to licensor’s approval or consent; all contracts, teaming arrangements, agreements, leases, commitments, certifications, and understandings relating to operating the BOS purchasing business, including supply agreements and employee contracts; all customer and Producer lists, specifications, contracts, accounts, and credit records; all records relating to the business of operating BOS buying stations including repairs; all intangible assets used in the development, production, and operation of the BOS purchasing business, including, but not limited to, exclusive use of the Heinold Hog Markets name and trademark, all the licenses and sublicenses, technical information, computer software and related documentation, know-how, drawings, blueprints, designs, design protocols, specifications for materials, specifications for parts and devices, and safety procedures for the handling of materials, substances and BOS.

Case 1:14-cv-01474    Document 2-2    Filed 08/27/14    Page 4 of 19

F. “Heinold Hog Markets” means Heinold Hog Markets, Tyson’s BOS purchasing business that is part of Tyson Hog Markets, Inc., a subsidiary of Tyson Fresh Meats, Inc.

G. “BOS” means boars (un-castrated male hogs), outs (runts or deformed hogs), and sows (female hogs that have produced at least one litter).

H. “Buying station” means those facilities identified in II.E. above at which BOS are purchased from Producers, sorted, weighed, and subsequently sold and shipped to processors or packers.

I. “Plaintiff States” means the States of Illinois, Iowa, and Missouri.

J. “Producers” means owners or operators of facilities at which hogs are bred or farrowed.

K. “Proposed Transaction” means Tyson’s proposed acquisition of Hillshire pursuant to the Agreement and Plan of Merger entered into by Tyson and Hillshire dated July 1, 2014.

III. Applicability

A. This Final Judgment applies to Tyson and Hillshire, as defined above, and all other persons in active concert or participation with any of them who receive actual notice of this Final Judgment by personal service or otherwise.

Case 1:14-cv-01474    Document 2-2    Filed 08/27/14    Page 5 of 19

B. If, prior to complying with Section IV and V of this Final Judgment, Defendant Tyson sells or otherwise disposes of all or substantially all of their assets or of lesser business units that include the Divestiture Assets, they shall require the purchaser to be bound by the provisions of this Final Judgment. Defendant Tyson need not obtain such an agreement from the acquirer of the assets divested pursuant to this Final Judgment.

IV. Divestitures

A. Defendants are ordered and directed, within 90 calendar days after the filing of the Complaint in this matter, or five (5) calendar days after notice of the entry of this Final Judgment by the Court, whichever is later, to divest the Divestiture Assets in a manner consistent with this Final Judgment to an Acquirer acceptable to the United States, in its sole discretion after consultation with the Plaintiff States. Defendants agree to use their best efforts to divest the Divestiture Assets as expeditiously as possible. The United States, in its sole discretion, may agree to one or more extensions of this time period not to exceed 60 calendar days in total, and shall notify the Court in such circumstances.

B. In accomplishing the divestiture ordered by this Final Judgment, Defendants promptly shall make known, by usual and customary means, the availability of the Divestiture Assets. Defendants shall inform any person making inquiry regarding a possible purchase of the Divestiture Assets that they are being divested pursuant to this Final Judgment and provide that person with a copy of this Final Judgment. Defendants shall offer to furnish to all prospective Acquirers, subject to customary confidentiality assurances, all information and documents relating to the Divestiture Assets customarily provided in a due diligence process except such information or documents subject to the attorney-client privileges or work-product doctrine. Defendants shall make available such information to the United States at the same time that such information is made available to any other person.

Case 1:14-cv-01474    Document 2-2    Filed 08/27/14    Page 6 of 19

C. Defendants shall provide the Acquirer and the United States information relating to the personnel involved in the operation and management of the Divestiture Assets to enable the Acquirer to make offers of employment. Defendants will not interfere with any negotiations by the Acquirer to employ any Defendant employee whose primary responsibility is the operation and management of the Divestiture Assets. For a period of twelve (12) months following entry of the Final Judgment, the Defendants shall not solicit to hire, or hire, any Tyson employee hired by the Acquirer unless (1) such individual is terminated or laid off by the Acquirer, or (2) the Acquirer agrees in writing that Defendants may solicit or hire that individual.

D. Defendants shall permit prospective Acquirers of the Divestiture Assets to have reasonable access to personnel and to make inspections of the physical facilities of the Divestiture Assets; access to any and all environmental, zoning, and other permit documents and information; and access to any and all financial, operational, or other documents and information customarily provided as part of a due diligence process.

E. Defendants shall warrant to the Acquirer that each asset will be operational on the date of sale.

F. Defendants shall warrant to the Acquirer that there are no material defects in the environmental, zoning, or other permits pertaining to the operation of each asset.

G. Defendants shall not take any action that will impede in any way the permitting, operation, or divestiture of the Divestiture Assets. Following the sale of the Divestiture Assets, Defendants will not undertake, directly or indirectly, any challenges to the environmental, zoning, or other permits relating to the operation of the Divestiture Assets.

Case 1:14-cv-01474    Document 2-2    Filed 08/27/14    Page 7 of 19

H. Unless the United States otherwise consents in writing, the divestiture pursuant to Section IV, or by Divestiture Trustee appointed pursuant to Section V, of this Final Judgment, shall include the entire Divestiture Assets, and shall be accomplished in such a way as to satisfy the United States, in its sole discretion, after consultation with the Plaintiff States, that the Divestiture Assets can and will be used by the Acquirer as part of a viable, ongoing business purchasing BOS. Divestiture of the Divestiture Assets may be made to one or more Acquirers, provided that in each instance it is demonstrated to the sole satisfaction of the United States that the Divestiture Assets will remain viable and the divestiture of such assets will remedy the competitive harm alleged in the Complaint. The divestitures, whether pursuant to Section IV or Section V of this Final Judgment,

(1)	shall be made to an Acquirer that, in the United States’s sole judgment after consultation with the Plaintiff States, has the intent and capability (including the necessary managerial, operational, technical and financial capability) of competing effectively in the business of purchasing of BOS;

and

(2)	shall be accomplished so as to satisfy the United States, in its sole discretion, after consultation with the Plaintiff States, that none of the terms of any agreement between an Acquirer and Defendants give Defendants the ability unreasonably to raise the Acquirer’s costs, to lower the Acquirer’s efficiency, or otherwise to interfere in the ability of the Acquirer to compete effectively.

Case 1:14-cv-01474    Document 2-2    Filed 08/27/14    Page 8 of 19

V. Appointment of Divestiture Trustee

A. If Defendant Tyson has not divested the Divestiture Assets within the time period specified in Section IV(A), Defendants shall notify the United States and the Plaintiff States of that fact in writing. Upon application of the United States, the Court shall appoint a Divestiture Trustee selected by the United States and approved by the Court to effect the divestiture of the Divestiture Assets.

B. After the appointment of a Divestiture Trustee becomes effective, only the Divestiture Trustee shall have the right to sell the Divestiture Assets. The Divestiture Trustee shall have the power and authority to accomplish the divestiture to an Acquirer acceptable to the United States, after consultation with the Plaintiff States, at such price and on such terms as are then obtainable upon reasonable effort by the Divestiture Trustee, subject to the provisions of Sections IV, V, and VI of this Final Judgment, and shall have such other powers as this Court deems appropriate. Subject to Section V(D) of this Final Judgment, the Divestiture Trustee may hire at the cost and expense of Defendants any investment bankers, attorneys, or other agents, who shall be solely accountable to the Divestiture Trustee, reasonably necessary in the Divestiture Trustee’s judgment to assist in the divestiture. Any such investment bankers, attorneys, or other agents shall serve on such terms and conditions as the United States approves including confidentiality requirements and conflict of interest certifications.

C. Defendants shall not object to a sale by the Divestiture Trustee on any ground other than the Divestiture Trustee’s malfeasance. Any such objections by Defendants must be conveyed in writing to the United States and the Divestiture Trustee within ten (10) calendar days after the Divestiture Trustee has provided the notice required under Section VI.

Case 1:14-cv-01474    Document 2-2    Filed 08/27/14    Page 9 of 19

D. The Divestiture Trustee shall serve at the cost and expense of Defendant Tyson, on such terms and conditions as the United States approves, including confidentiality requirements and conflict of interest certifications. The Divestiture Trustee shall account for all monies derived from the sale of the assets sold by the Divestiture Trustee and all costs and expenses so incurred. After approval by the Court of the Divestiture Trustee’s accounting, including fees for its services yet unpaid and those of any professionals and agents retained by the Divestiture Trustee, all remaining money shall be paid to Defendant Tyson and the trust shall then be terminated. The compensation of the Divestiture Trustee and any professionals and agents retained by the Divestiture Trustee shall be reasonable in light of the value of the Divestiture Assets and based on a fee arrangement providing the Divestiture Trustee with an incentive based on the price and terms of the divestiture and the speed with which it is accomplished, but timeliness is paramount. If the Divestiture Trustee and Defendant Tyson are unable to reach agreement on the Divestiture Trustee’s or any agents’ or consultants’ compensation or other terms and conditions of engagement within fourteen (14) calendar days of appointment of the Divestiture Trustee, the United States may, in its sole discretion, take appropriate action, including making a recommendation to the Court. The Divestiture Trustee shall, within three (3) business days of hiring any other professionals or agents, provide written notice of such hiring and the rate of compensation to the Defendants and the United States.

E. Defendants shall use their best efforts to assist the Divestiture Trustee in accomplishing the required divestiture. The Divestiture Trustee and any consultants, accountants, attorneys, and other agents retained by the Divestiture Trustee shall have full and complete access to the personnel, books, records, and facilities of the business to be divested, and Defendants shall develop financial and other information relevant to such business as the Divestiture Trustee may reasonably request, subject to reasonable protection for trade secret or other confidential research, development, or commercial information, or any applicable privilege for any of the forgoing. Defendants shall take no action to interfere with or to impede the Divestiture Trustee’s accomplishment of the divestiture.

Case 1:14-cv-01474    Document 2-2    Filed 08/27/14    Page 10 of 19

F. After its appointment, the Divestiture Trustee shall file monthly reports with the United States and, as appropriate, the Court setting forth the Divestiture Trustee’s efforts to accomplish the divestiture ordered under this Final Judgment. To the extent such reports contain information that the Divestiture Trustee deems confidential, such reports shall not be filed in the public docket of the Court. Such reports shall include the name, address, and telephone number of each person who, during the preceding month, made an offer to acquire, expressed an interest in acquiring, entered into negotiations to acquire, or was contacted or made an inquiry about acquiring, any interest in the Divestiture Assets, and shall describe in detail each contact with any such person. The Divestiture Trustee shall maintain full records of all efforts made to divest the Divestiture Assets.

G. If the Divestiture Trustee has not accomplished the divestiture ordered under this Final Judgment within six (6) months after its appointment, the Divestiture Trustee shall promptly file with the Court a report setting forth (1) the Divestiture Trustee’s efforts to accomplish the required divestiture, (2) the reasons, in the Divestiture Trustee’s judgment, why the required divestiture has not been accomplished, and (3) the Divestiture Trustee’s

Case 1:14-cv-01474    Document 2-2    Filed 08/27/14    Page 11 of 19

recommendations. To the extent such reports contains information that the Divestiture Trustee deems confidential, such reports shall not be filed in the public docket of the Court. The Divestiture Trustee shall at the same time furnish such report to the United States which shall have the right to make additional recommendations consistent with the purpose of the trust. The Court thereafter shall enter such orders as it shall deem appropriate to carry out the purpose of the Final Judgment, which may, if necessary, include extending the trust and the term of the Divestiture Trustee’s appointment by a period requested by the United States.

H. If the United States determines that the Divestiture Trustee has ceased to act or failed to act diligently or in a reasonably cost-effective manner, it may recommend the Court appoint a substitute Divestiture Trustee.

VI. Notice of Proposed Divestiture

A. Within two (2) business days following execution of a definitive divestiture agreement, Defendant Tyson or the Divestiture Trustee, whichever is then responsible for effecting the divestiture required herein, shall notify the United States and the Plaintiff States of any proposed divestiture required by Section IV or V of this Final Judgment. If the Divestiture Trustee is responsible, it shall similarly notify Defendants. The notice shall set forth the details of the proposed divestiture and list the name, address, and telephone number of each person not previously identified who offered or expressed an interest in or desire to acquire any ownership interest in the Divestiture Assets, together with full details of the same.

B. Within fifteen (15) calendar days of receipt by the United States of such notice, the United States, after consultation with the Plaintiff States, may request from Defendants, the proposed Acquirer, any other third party, or the Divestiture Trustee, if applicable, additional information concerning the proposed divestiture, the proposed Acquirer, and any other potential Acquirer. Defendants and the Divestiture Trustee shall furnish any additional information requested of them within fifteen (15) calendar days of the receipt of the request, unless the parties shall otherwise agree.

Case 1:14-cv-01474    Document 2-2    Filed 08/27/14    Page 12 of 19

C. Within thirty (30) calendar days after receipt of the notice or within twenty (20) calendar days after the United States has been provided the additional information requested from Defendants, the proposed Acquirer, any third party, and the Divestiture Trustee, whichever is later, the United States shall provide written notice to Defendants and the Divestiture Trustee, if there is one, stating whether or not it objects to the proposed divestiture. If the United States provides written notice that it does not object, the divestiture may be consummated, subject only to Defendants’ limited right to object to the sale under Section V(C) of this Final Judgment. Absent written notice that the United States does not object to the proposed Acquirer or upon objection by the United States, a divestiture proposed under Section IV or Section V shall not be consummated. Upon objection by Defendants under Section V(C), a divestiture proposed under Section V shall not be consummated unless approved by the Court.

VII. Financing

Defendants shall not finance all or any part of any purchase made pursuant to Section IV or V of this Final Judgment.

VIII. Hold Separate

Until the divestiture required by this Final Judgment has been accomplished, Defendants shall take all steps necessary to comply with the Hold Separate Stipulation and Order entered by this Court. Defendants shall take no action that would jeopardize the divestiture ordered by this Court.

Case 1:14-cv-01474    Document 2-2    Filed 08/27/14    Page 13 of 19

IX. Affidavits

A. Within twenty (20) calendar days of the filing of the Complaint in this matter, and every thirty (30) calendar days thereafter until the divestiture has been completed under Section IV or V, Defendants shall deliver to the United States an affidavit as to the fact and manner of its compliance with Section IV or V of this Final Judgment. Each such affidavit shall include the name, address, and telephone number of each person who, during the preceding thirty (30) calendar days, made an offer to acquire, expressed an interest in acquiring, entered into negotiations to acquire, or was contacted or made an inquiry about acquiring, any interest in the Divestiture Assets, and shall describe in detail each contact with any such person during that period. Each such affidavit shall also include a description of the efforts Defendants have taken to solicit buyers for the Divestiture Assets, and to provide required information to prospective Acquirers, including the limitations, if any, on such information. Assuming the information set forth in the affidavit is true and complete, any objection by the United States to information provided by Defendants, including limitation on information, shall be made within fourteen (14) calendar days of receipt of such affidavit.

B. Within twenty (20) calendar days of the filing of the Complaint in this matter, Defendants shall deliver to the United States an affidavit that describes in reasonable detail all actions Defendants have taken and all steps Defendants have implemented on an ongoing basis to comply with Section VIII of this Final Judgment. Defendants shall deliver to the United States an affidavit describing any changes to the efforts and actions outlined in Defendants’ earlier affidavits filed pursuant to this section within fifteen (15) calendar days after the change is implemented.

C. Defendants shall keep all records of all efforts made to preserve and divest the Divestiture Assets until one year after such divestiture has been completed.

Case 1:14-cv-01474    Document 2-2    Filed 08/27/14    Page 14 of 19

X. Appointment of Monitoring Trustee

A. Upon application of the United States, the Court shall appoint a Monitoring Trustee selected by the United States and approved by the Court.

B. The Monitoring Trustee shall have the power and authority to monitor Defendants’ compliance with the terms of this Final Judgment and the Hold Separate Stipulation and Order entered by this Court, and shall have such other powers as this Court deems appropriate. The Monitoring Trustee shall be required to investigate and report on the Defendants’ compliance with this Final Judgment and the Hold Separate Stipulation and Order and the Defendants’ progress toward effectuating the purposes of this Final Judgment, including but not limited to: keeping Tyson Fresh Meats, Inc. separate from the sow purchasing operations of Defendant Hillshire.

C. Subject to Section X(E) of this Final Judgment, the Monitoring Trustee may hire at the cost and expense of Defendants any consultants, accountants, attorneys, or other agents, who shall be solely accountable to the trustee, reasonably necessary in the trustee’s judgment. Any such consultants, accountants, attorneys, or other agents shall serve on such terms and conditions as the United States approves including confidentiality requirements and conflict of interest certifications.

Case 1:14-cv-01474    Document 2-2    Filed 08/27/14    Page 15 of 19

D. Defendants shall not object to actions taken by the Monitoring Trustee in fulfillment of the Monitoring Trustee’s responsibilities under any Order of this Court on any ground other than the trustee’s malfeasance. Any such objections by Defendants must be conveyed in writing to the United States and the Monitoring Trustee within ten (10) calendar days after the action taken by the Monitoring Trustee giving rise to the Defendants’ objection.

E. The Monitoring Trustee shall serve at the cost and expense of Defendants pursuant to a written agreement with Defendants and on such terms and conditions as the United States approves including confidentiality requirements and conflict of interest certifications. The compensation of the Monitoring Trustee and any consultants, accountants, attorneys, and other agents retained by the Monitoring Trustee shall be on reasonable and customary terms commensurate with the individuals’ experience and responsibilities. If the Monitoring Trustee and Defendants are unable to reach agreement on the trustee’s or any agents’ or consultants’ compensation or other terms and conditions of engagement within 14 calendar days of appointment of the trustee, the United States may, in its sole discretion, take appropriate action, including making a recommendation to the Court. The Monitoring Trustee shall, within three (3) business days of hiring any consultants, accountants, attorneys, or other agents, provide written notice of such hiring and the rate of compensation to Defendants and the United States.

F. The Monitoring Trustee shall have no responsibility or obligation for the operation of Defendants’ businesses.

G. Defendants shall use their best efforts to assist the Monitoring Trustee in monitoring Defendants’ compliance with their individual obligations under this Final Judgment and under the Hold Separate Stipulation and Order. The Monitoring Trustee and any

Case 1:14-cv-01474    Document 2-2    Filed 08/27/14    Page 16 of 19

consultants, accountants, attorneys, and other agents retained by the Monitoring Trustee shall have full and complete access to the personnel, books, records, and facilities relating to compliance with this Final Judgment, subject to reasonable protection for trade secret or other confidential research, development, or commercial information or any applicable privileges. Defendants shall take no action to interfere with or to impede the Monitoring Trustee’s accomplishment of its responsibilities.

H. After its appointment, the Monitoring Trustee shall file reports monthly, or more frequently as needed, with the United States, and, as appropriate, the Court setting forth Defendants’ efforts to comply with its obligations under this Final Judgment and under the Hold Separate Stipulation and Order. To the extent such reports contain information that the Monitoring Trustee deems confidential, such reports shall not be filed in the public docket of the Court.

I. The Monitoring Trustee shall serve until the divestiture of all the Divestiture Assets is finalized pursuant to either Section IV or Section V of this Final Judgment.

J. If the United States determines that the Monitoring Trustee has ceased to act or failed to act diligently or in a reasonably cost-effective manner, it may recommend the Court appoint a substitute Monitoring Trustee.

XI. Compliance Inspection

A. For the purposes of determining or securing compliance with this Final Judgment, or of any related orders such as any Hold Separate Order, or of determining whether the Final Judgment should be modified or vacated, and subject to any legally recognized privilege, from time to time authorized representatives of the United States Department of Justice, including

Case 1:14-cv-01474    Document 2-2    Filed 08/27/14    Page 17 of 19

consultants and other persons retained by the United States, shall, upon written request of an authorized representative of the Assistant Attorney General in charge of the Antitrust Division, and on reasonable notice to Defendants, be permitted:

(1)	access during Defendants’ office hours to inspect and copy, or at the option of the United States, to require Defendants to provide hard copy or electronic copies of, all books, ledgers, accounts, records, data, and documents in the possession, custody, or control of Defendants, relating to any matters contained in this Final Judgment; and

(2)	to interview, either informally or on the record, Defendants’ officers, employees, or agents, who may have their counsel present (individual and/or Defendant’s counsel), regarding such matters. The interviews shall be subject to the reasonable convenience of the interviewee and without restraint or interference by Defendants.

B. Upon the written request of an authorized representative of the Assistant Attorney General in charge of the Antitrust Division, Defendants shall submit written reports or response to written interrogatories, under oath if requested, relating to any of the matters contained in this Final Judgment as may be requested.

C. No information or documents obtained by the means provided in this section shall be divulged by the United States to any person other than an authorized representative of (i) the executive branch of the United States, or (ii) the Plaintiff States, except in the course of legal proceedings to which the United States is a party (including grand jury proceedings), or for the purpose of securing compliance with this Final Judgment, or as otherwise required by law.

Case 1:14-cv-01474    Document 2-2    Filed 08/27/14    Page 18 of 19

D. If at the time information or documents are furnished by Defendants to the United States, Defendants represent and identify in writing the material in any such information or documents to which a claim of protection may be asserted under Rule 26(c)(1)(G) of the Federal Rules of Civil Procedure, and Defendants mark each pertinent page of such material, “Subject to claim of protection under Rule 26(c)(1)(G) of the Federal Rules of Civil Procedure,” then the United States shall give Defendants ten (10) calendar days notice prior to divulging such material in any legal proceeding (other than a grand jury proceeding).

XII. No Reacquisition

Defendants may not reacquire any part of the Divestiture Assets during the term of this Final Judgment.

XIII. Retention of Jurisdiction

This Court retains jurisdiction to enable any party to this Final Judgment to apply to this Court at any time for further orders and directions as may be necessary or appropriate to carry out or construe this Final Judgment, to modify any of its provisions, to enforce compliance, and to punish violations of its provisions.

XIV. Expiration of Final Judgment

Unless this Court grants an extension, this Final Judgment shall expire ten years from the date of its entry.

XV. Public Interest Determination

Entry of this Final Judgment is in the public interest. The parties have complied with the requirements of the Antitrust Procedures and Penalties Act, 15 U.S.C. § 16, including making copies available to the public of this Final Judgment, the Competitive Impact Statement, and any comments thereon and the United States’s responses to comments. Based upon the record before the Court, which includes the Competitive Impact Statement and any comments and response to comments filed with the Court, entry of this Final Judgment is in the public interest.

Case 1:14-cv-01474    Document 2-2    Filed 08/27/14    Page 19 of 19

Date:

Court approval subject to procedures of Antitrust Procedures and Penalties Act, 15 U.S.C. § 16.

United States District Judge

19